Exhibit 3.1

BIOPLUS ACQUISITION CORP.

(THE “COMPANY”)

EXTRACT OF THE MINUTES OF AN EXTRAORDINARY GENERAL MEETING OF THE COMPANY HELD ON 2 JUNE 2023

The Chairman at the Extraordinary General Meeting of the Company held on 2 June 2023 (the “Meeting”), hereby certifies that this is a true extract of the minutes of the Meeting:

1.	PROPOSAL NO. 1 — EXTENSION AMENDMENT PROPOSAL

1.1

RESOLVED as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of Article 168(a)(i) and replacing it with the following:

“168 (a) In the event that:

(i) the Company does not consummate a Business Combination by eighteen months after the closing of the IPO, as may be extended by the Directors on a monthly basis up to six times (or such earlier date as determined by the Directors), the Company shall: (x) cease all operations except for the purpose of winding up; (y) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund and not previously released to the Company to pay income taxes, if any, (less up to $100,000 of interest to pay winding up and dissolution expenses), divided by the number of Public Shares then in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and (z) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in the case of sub-articles (y) and (z), to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law; or”

1.2	RESOLVED, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of Article 168(b) and replacing it with the following:

“168 (b) If any amendment is made to Article 168(a) that would affect the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination within eighteen months after the date of the closing of the IPO, as may be extended by the Directors on a monthly basis up to six times (or such earlier date as determined by the Directors), or any amendment is made with respect to any other provisions of these Articles relating to the rights of holders of Class A Shares, each holder of Public Shares who is not a Founder, officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund and not previously released to the Company to pay its tax obligations, if any, divided by the number of Public Shares then in issue, provided that the Company shall only redeem Public Shares pursuant to this so long as (after such redemption) the Company’s net tangible assets to be less than US$5,000,001 either prior to or upon completion of the initial Business Combination, after payment of the deferred underwriting commission.”

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2.	PROPOSAL NO. 2 — FOUNDER SHARE AMENDMENT PROPOSAL

2.1	RESOLVED as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of Article 14 and replacing it with the following:

“Subject to adjustment as provided in Article 15, Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”) at the time of a Business Combination or at any earlier date at the option of the holders of the Class B Shares, subject to adjustment to account for share subdivisions, share capitalisations, reorganisations, recapitalisations of other adjustments to the aggregate authorised or issued share capital of the Company.”

3.	PROPOSAL NO. 3 — AUDITOR RATIFICATION PROPOSAL

3.1

RESOLVED as an ordinary resolution, that the appointment of WithumSmith+Brown, PC as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2023 be ratified, approved and confirmed in all respects

4.	VOTING

4.1	The Resolutions were put to the meeting and each Resolution was carried.

/s/ Ross Haghighat
Name:	Ross Haghighat Chairman

Dated: 2 June 2023

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